UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934, as amended
(Amendment No.   1)

Epoxy, Inc.
(Name of Issuer)

Common Stock, par value $0.00001
(Title of Class of Securities)

294280102
(CUSIP Number)

April 30, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 294280102

1.	Name of Reporting Person Ing-Shyh Yang
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Oklahoma City, OK, United States
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power NONE
*6. Shared Voting Power 20,467,115
7. Sole Dispositive Power NONE
8. Shared Dispositive Power 20,467,115
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,467,115
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares N/A
11.	Percent of Class Represented by Amount in Row (9) 1.28%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 294280102

1.	Name of Reporting Person Li-Li Yang
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Oklahoma City, OK, United States
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power NONE
*6. Shared Voting Power 135,128,738
7. Sole Dispositive Power NONE
8. Shared Dispositive Power 135,128,738
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 135,128,738
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares N/A
11.	Percent of Class Represented by Amount in Row (9) 8.43%
12.	Type of Reporting Person (See Instructions) IN

Item 1	(a)	Name of Issuer:

Epoxy, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

2518 Anthem Village Drive, Suite 100 Henderson, NV 89052

Item 2	(a)	Name of Persons Filing:

Ing-Shyh Yang

	(b)	Address of Principal Office or, if none, Residence:

P O Box 7612, Edmond, OK 73083

	(c)	Citizenship or Place of Organization:

Edmond, OK, United States

	(d)	Title of class Securities:

Common Stock, $0.00001 par value

	(e)	CUSIP Number:

294280102

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable. .

Item 4.	Ownership:

	(a)	Amount beneficially owned:

		Ing-Shyh Yang	20,467,115
		Li-Li Yang	135,128,738

	(b)	Percent of Class:

		Ing-Shyh Yang	1.28%
		Li-Li Yang	8.43%

	(c)	Number of Shares as to which such person has:

(i)            Sole power to vote or to direct the vote

Ing-Shyh Yang
Li-Li Yang

(ii)           Shared power to vote or to direct the vote

Ing-Shyh Yang
Li-Li Yang

(iii)          Sole power to dispose or to direct the disposition of

Ing-Shyh Yang
Li-Li Yang

(iv)          Shared power to dispose or to direct the disposition of

Ing-Shyh Yang
Li-Li Yang
			0 0 20,467,115 135,128,738 0 0 20,467,115 135,128,738

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See information in Item 4 above.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certifications:

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 18, 2017	ING-SHYH YANG

/s/ Ing-Shyh Yang
Ing-Shyh Yang

LI-LI YANG

/s/ Li-Li Yang
Li-Li Yang

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning the other, except to the extent that the undersigned knows or has reason to believe that such information is inaccurate.

Dated: May 18, 2017

/s/ Ing-Shyh Yang
Ing-Shyh Yang

/s/Li-Li Yang
Li-Li Yang